

March 11, 2014

Via E-mail
Alan B. Levan
Chairman, Chief Executive Officer and President
BFC Financial Corporation
401 East Las Olas Boulevard, Suite 800
Fort Lauderdale, FL 33301

> **Re:** **BFC Financial Corporation**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed February 14, 2014**
> **File No. 333-190036**
> **BBX Capital Corporation**
> **Form 10-Q for Fiscal Quarter Ended**
> **September 30, 2013**
> **Filed November 14, 2013**
> **File No. 001-13133**

Dear Mr. Levan:

We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4

Litigation Regarding the Merger, page 90

1.   You disclose that the plaintiffs in the action styled *In Re BBX Capital Corporation Shareholder Litigation* filed an amended complaint on October 11, 2013, which asserted "certain additional allegations...." Please revise to describe such additional allegations in greater detail. Alternatively, provide us with an analysis supporting your determination that you are not required to do so. Refer to Item 103 of Regulation S-K.

BBX Capital Corporation

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Note 1. Presentation of Interim Financial Statements – Subsequent Events, page 10

2.   You disclose that Daniel Catalfumo agreed to transfer to CAM certain properties with an aggregate carrying value of $10.3 million as of September 30, 2013. Please revise future filings to provide additional details regarding this transaction, including but not limited to, the expected timing of the transfer, the type of properties, the estimated fair value of the properties, your strategy for the properties (e.g. hold for sale, utilize in your operations, etc.) and the expected impact on your financial results.

You may contact Michael Volley at (202) 551-3437 or Benjamin Phippen at (202) 551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc: Via E-mail
        John K. Grelle
        Alison W. Miller, Esq.